UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of : January 2003 (3)	File No.: 0-11378

TransGlobe Energy Corporation

(Translation of Registrant’s Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

          Form 20F [ X ]                                Form 40F [     ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes          [     ]                                No           [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82-____________.

FORM 6K	Page 2

Submitted herewith:

Material Change Report Form 27

Report dated January 21, 2003 – Press Release dated January 20, 2003 - TransGlobe Energy Corporation announced a successful development well at Tasour #8 on Block 32 in the Republic of Yemen.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: January 21, 2003	By: /s/ David C. Ferguson
David C. Ferguson
Vice President, Finance & CFO

MATERIAL CHANGE REPORT

THIS REPORT IS FILED UNDER British Columbia (section 85(1) of the Securities Act and section 151 of the Securities Rules); Ontario (section 75(2) of the Securities Act); Quebec (section 73 of the Securities Act); Alberta (section 146(1) of the Securities Act).

Item 1.           Reporting Issuer

TransGlobe Energy Corporation
Suite 2900, 330 – 5th Avenue SW
Calgary AB T2P 0L4
Tel: (403) 264-9888 Fax: (403) 264-9898

Item 2.           Date of Material Change

January 20, 2003.

Item 3. Press Release

Press release dated January 20, 2003 was disseminated by CCN Newswire (Canada and U.S. disclosure package) on January 20, 2003.

Item 4. Summary of Material Change

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announced a successful development well at Tasour #8 on Block 32 in the Republic of Yemen.

Item 5. Full Description of Material Change

Block 32, Yemen (13.81% working interest)

The Tasour #8 well, which commenced drilling in December 2002, was drilled to total depth and cased as a dual zone oil well. The Tasour #8 well encountered the main Qishn S1A producing zone in a structurally high position previously defined by the Tasour #7 well. Tasour #7 was drilled in September 2002 and extended the Tasour field to the south, in an area that was previously assumed to be below the oil water contact. Similar to Tasour #7 the Tasour #8 well also encountered oil in a second sandstone reservoir below the main producing Qishn S-1A reservoir. Tasour #8 was placed on production at an initial rate of 9,000 barrels of oil per day. Additional development drilling is planned for the Tasour field during 2003.

The Tasour field is currently producing in excess of 15,000 Bopd (2,070 Bopd to TransGlobe). Two wells are undergoing pump changes (Tasour #3 and #6) and are expected to be back on production by January 31. Installation of additional pumping equipment is planned at the Tasour central production facility which will increase the Tasour field production capacity to about 20,000 Bopd (2,760 Bopd to TransGlobe). With all six Tasour production wells on stream, Tasour would be capable of producing at this increased capacity by early February, 2003.

The drilling rig is being moved to an exploratory prospect at Haibish #1 (formerly named Al Ghoraf) on the western portion of Block 32. Results from Haibish #1 are expected in approximately four weeks.

Item 6.     Reliance on (section 85(2) of the Securities Act, British Columbia), (section 75(3) of the Securities Act, Ontario), (section 74 of the Securities Act, Quebec), (section 146(2) of the Securities Act, Alberta).

Not applicable.

Item 7. Omitted Information

None.

Item 8. Senior Officers

For more information, please Ross G. Clarkson, President and CEO, or Lloyd W. Herrick, Vice President and COO, at (403) 264-9888.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Calgary, Alberta, this 21st day of January, 2003

                       /s/ Ross Clarkson
(signed) Ross Clarkson, Vice President & CFO